Eastern Gas Transmission and Storage, Inc.

6603 West Broad Street

Richmond, VA 23230

(804) 613-5100

July 7, 2022

VIA HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

        Re:   Eastern Gas Transmission and Storage, Inc.

Registration Statement on Form S-4 (File No. 333-266049)

Ladies and Gentlemen,

This letter is sent on behalf of Eastern Gas Transmission and Storage, Inc., a Delaware corporation (the “Company”), in connection with the above referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the Company’s proposed offer to exchange (the “Exchange Offer”) up to $110,883,000 aggregate principal amount of its new registered 3.600% Senior Notes due 2024, up to $425,807,000 aggregate principal amount of its new registered 3.000% Senior Notes due 2029, up to $345,944,000 aggregate principal amount of its new registered 4.800% Senior Notes due 2043, up to $443,678,000 aggregate principal amount of its new registered 4.600% Senior Notes due 2044 and up to $273,667,000 aggregate principal amount of its new registered 3.900% Senior Notes due 2049 (collectively, the “Exchange Notes”) for all of its outstanding unregistered 3.600% Senior Notes due 2024, all of its outstanding unregistered 3.000% Senior Notes due 2029, all of its outstanding unregistered 4.800% Senior Notes due 2043, all of its outstanding unregistered 4.600% Senior Notes due 2044 and all of its outstanding unregistered 3.900% Senior Notes due 2049 (collectively, the “Initial Notes”).

The Company is registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-action letter available May 13, 1988, Morgan Stanley & Co., SEC No-action letter available June 5, 1991, and Shearman & Sterling, SEC No-action letter available July 2, 1993. The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any person using the Exchange Offer to participate in a distribution of the Exchange Notes to be received in the Exchange Offer (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-action letter or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Company will include in the transmittal letter or similar documentation to be executed by an Exchange Offer offeree in order to participate in the Exchange Offer the following provision:

If the Exchange Offer offeree is a broker-dealer holding Initial Notes acquired for its own account as a result of market-making activities or other trading activities, it must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes received in respect of such Initial Notes pursuant to the Exchange Offer; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Company will also require that each participant in the Exchange Offer furnish a representation in the transmittal letter or similar documentation that neither such participant nor, to the actual knowledge of such participant, any other person receiving Exchange Notes from such participant, has any arrangement or understanding with any person to participate in the distribution of the Exchange Notes.

The Company will make each person participating in the Exchange Offer aware and will make broker-dealers participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

Please do not hesitate to contact the undersigned at (804) 613-5100 with any questions or comments concerning this letter.

[Signature page follows]

Kind regards,

/s/ Anne E. Bomar
Anne E. Bomar
Senior Vice President and General Counsel

cc:	J. Alan Bannister, Gibson, Dunn & Crutcher LLP
Peter J. Hanlon, Gibson, Dunn & Crutcher LLP